UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit No:

 1.     Director Shareholding -  dated 04 May 2005
 2.     Director Shareholding -  dated 06 May 2005
 3.     Director Shareholding -  dated 10 May 2005
 4.     Director Shareholding -  dated 13 May 2005
 5.     Director Shareholding -  dated 17 May 2005
 6.     Director Shareholding -  dated 24 May 2005
 7.     Listing Particulars   -  dated 25 May 2005
 8.     Director Shareholding -  dated 31 May 2005
 9.     Pricing Supplement    -  dated 31 May 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 31, 2005                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 31, 2005                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                                                      4 May 2005



         Notification of directors' interests: Companies Act 1985 s.329

The Company was notified on 3 May 2005 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 29 April 2005 the following directors had received ordinary shares in the Company under the Plan for the year ended 31 December 2004 at a price of 538.18p per share. The number of shares received by each director, together with their total beneficial interests following the allotments are as follows:

Director                    No. of shares received        Beneficial Interest
MW Barrett                  8,381                         297,623
Sir Richard Broadbent       84                            5,048
SG Russell                  69                            14,958

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 134,368,636 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2

                                                                      6 May 2005

        Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 5 May 2005 that it had between 25 April 2005 and 28 April 2005 exercised its discretion and released a total of 36,021 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 134,332,615 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3

                                                                     10 May 2005

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 9 May 2005 that it had on 9 May 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 548.50p per share:

Director             Number of Shares
Mr J S Varley        46
Mr D L Roberts       46
Mr G A Hoffman       46

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the director under the Plan. The number of shares purchased on 9 May 2005 for each director above includes 23 Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding         Non Beneficial
                                                Holding
Mr J S Varley        351,095                    -
Mr D L Roberts       70,720                     -
Mr G A Hoffman       178,580                    -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 134,332,615 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4

                                                                     13 May 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 12 May 2005 that it had on 6 May 2005 exercised its discretion and released a total of 43,809 ordinary shares in Barclays PLC and on 6 May received a total of 55,040 ordinary shares in Barclays PLC. None of the shares released or received were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 134,343,846 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 5


                                                                     17 May 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 16 May 2005 that it had between 10 May and 13 May 2005 exercised its discretion and released a total of 45,359 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 134,298,487 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6



                                                                     24 May 2005

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 23 May 2005 that it had on 20 May 2005 exercised its discretion and released a total of 19,501 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 23 May 2005 that it had between 19 and 20 May 2005 exercised its discretion and released a total of 28,628 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 134,250,358 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 7

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:            25th May 2005

Application has been made to the UK Listing Authority for the following debt securities to be admitted to the Official List

DETAILS OF ISSUE:             GBP 20,000,000,000 Debt Issuance Programme for the
                              issue of Notes

ISSUER:                       Barclays Bank PLC

INCORPORATED IN:              The United Kingdom

AUTHORISED ADVISER:           Clifford Chance LLP

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Barclays Bank PLC                       The Bank of New York
10 The South Colonnade                  One Canada Square
Canary Wharf                            London
London                                  E14 5AL
E14 4PU

Attention: Barclays Treasury

Copies of the listing or other particulars relating to the above may also be obtained during normal business hours from the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS for the two business days following the date of this formal notice.

Exhibit No. 8

31 May 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 31 May 2005 that it had between 23 and 26 May 2005 exercised its discretion and purchased a total of 3,729,160 ordinary shares in Barclays PLC at an average price of 528.97p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 137,979,518 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 9

                  Barclays Bank PLC Doc re. Pricing Supplement


Issuer:                      Barclays Bank PLC
Series Number:               154
Description:                 4.38% Fixed Rate Subordinated Notes due 2015
Currency/Principal Amount:   US$ 75,000,000
Issue Price:                 97.60 per cent
Specified Denominations:     US$ 100,000
Issue Date:                  01 June 2005
Maturity Date:               30 June 2015
ISIN:                        XS0220976285

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. (0)20 7676 1000